April 21, 2020




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re:    Guggenheim Defined Portfolios, Series 2005
       File Nos. 333-237377 and 811-03763

Dear Mr. Fess:

        On March 25, 2020, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 2005, a unit investment trust that consists of the Blue Chip Dividend
Portfolio, Series 1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary -- Investment Objective

1. This section states that the trust "seeks to provide above average dividend income potential." Please delete the term "potential" from this portion of the trust's investment objective.

Investment Summary -- Principal Investment Strategy

2. The name of the trust includes the terms "blue chip" and "dividend," both of which suggest particular types of investments. Please revise the trust's current 80% policy to state that the trust will invest at least 80% of the value of its assets in dividend-paying blue chip securities.
See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Please also provide a definition of "blue chip" in this section (e.g., an established company with a national reputation for quality, reliability, financial strength).
 Eric F. Fess, Esq.
April 21, 2020
Page 2


3. The first paragraph of this section states that the trust may invest in non-U.S. companies.
Please explain to us whether the trust's investments in non-U.S. companies will include emerging market issuers as a principal investment strategy and, if so, provide appropriate disclosure in this section and in the discussions of the trust's principal risks. Alternatively, please explain to us why the requested disclosures are not necessary.

Investment Summary -- Security Selection

4. The fifth bullet point in the second paragraph of this section states that the sponsor
"favors companies that possess a strong competitive position among their domestic and global peers." Please provide examples in this section of what the sponsor believes are determinants of a "strong competitive position."

Investment Summary -- Principal Risks

5. Significant market events have occurred as a result of the COVID-19 pandemic since this registration statement was filed. Please consider whether the trust's disclosures, including risk disclosures, should be revised based on how these events may affect the fund and its investments. If the trust believes that no additional disclosure is warranted, please explain supplementally why not.

Investment Summary -- Who Should Invest

6. The first and fifth bullet points in this section indicate that the trust will hold significant investments in the financial sector. If so, please provide corresponding disclosures in the discussions of the trust's principal investment strategies and principal risks. If the trust will not have significant investments in the financial sector, please revise this section accordingly.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                          *******
 Eric F. Fess, Esq.
April 21, 2020
Page 3


        In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel